UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Macronix International Co., Ltd.

(Name of Subject Company (Issuer))

Macronix International Co., Ltd.

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

1% Convertible Bonds Due 2005

(Title of Class of Securities)

556103AB5

(CUSIP Number of Class of Securities)

SCOTT D. CLEMENS
LANCE CHEN
Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong
Telephone: (852) 2846-1888

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule l3e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

TENDER OFFER

This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Macronix International Co., Ltd., a company incorporated in Taiwan, the Republic of China (“Macronix”), to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated December 24, 2002 (the “Offer to Purchase”), and Letter of Transmittal (the “Letter of Transmittal”), any and all of Macronix’s outstanding 1% Convertible Bonds due 2005 (the “Bonds”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 24, 2002.

Item 4.    Terms of the Transaction.

The information set forth in Item 4(a) is hereby amended and supplemented by the following:

The second sentence of the first paragraph in the section of the Offer to Purchase captioned “United States Federal Income Tax Consequences” is amended to delete the words “is for general information only and”.

Item 11.    Additional information.

Other Material Information.

The information set forth in Item 11(b) is hereby amended and supplemented by the following:

The first paragraph in the section of the Offer to Purchase captioned “Incorporation of Certain Documents by Reference” is amended to add the following item 15 to the list of documents incorporated by reference: “Macronix’s report on Form 6-K filed on January 7, 2003”.

The second paragraph in the section of the Offer to Purchase captioned “Incorporation of Certain Documents by Reference” is deleted.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase, dated December 24, 2002.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Clients, dated December 24, 2002.*

(a)(1)(iv)	Letter to Broker-Dealers, dated December 24, 2002.*

(a)(1)(v)	Guidelines to Substitute Form W-9.*

(a)(5)(i)	Press Release Regarding Offer, dated December 24, 2002.*

(b)	None.

(d)(1)
Indenture by and between Macronix International Co., Ltd. and The Bank of New York, dated February 1, 2000 (previously filed as Exhibit 2.3 to the Macronix International Co., Ltd. Annual Report on Form 20-F for the period ended December 31, 1999 filed with the Commission on July 14, 2000, and incorporated herein by reference).*

(d)(2)	First Supplemental Indenture by and between Macronix International Co., Ltd. and The Bank of New York, dated December 20, 2002.*

(g)	None.

(h)	None.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

MACRONIX INTERNATIONAL CO., LTD.

By:	/s/ Paul Yeh
Name:	Paul Yeh
Title:	Associate Vice President Finance Center

Date:  January 22, 2003

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated December 24, 2002.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Clients, dated December 24, 2002.*

(a)(1)(iv)	Letter to Broker-Dealers, dated December 24, 2002.*

(a)(1)(v)	Guidelines to Substitute Form W-9.*

(a)(5)(i)	Press Release Regarding Offer, dated December 24, 2002.*

(b)	None.

(d)(1)
Indenture by and between Macronix International Co., Ltd. and The Bank of New York, dated February 1, 2000 (previously filed as Exhibit 2.3 to the Macronix International Co., Ltd. Annual Report on Form 20-F for the period ended December 31, 1999 filed with the Commission on July 14, 2000 and incorporated herein by reference).*

(d)(2)	First Supplemental Indenture by and between Macronix International Co., Ltd. and The Bank of New York, dated December 20, 2002.*

(g)	None.

(h)	None.

* Previously filed.